NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of 4.75% Notes due March 15, 2014 (the 'Notes') of EOP Operating Limited Partnership (the 'Company') from listing and registration on the Exchange at the opening of business on February 23, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Notes are no longer suitable for continued listing and trading on the Exchange. Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that as of February 9, 2007, EOP Operating Limited Partnership merged with Blackhawk Acquisition Trust a wholly-owned subsidiary of Blackhawk Parent LLC which is affiliated with Blackstone Real Estate Partners V L.P. which is also affiliated with The Blackstone Group. The merger became effective on February 9, 2007. The Common Shares of Beneficial Interest (the 'Common Shares') of Equity Office Properties Trust was suspended before the opening of business on February 12, 2007. A Form 25 was filed with the Commission to deregister the Common Shares of the Company on February 12, 2007. 1. The Exchange's Listed Company Manual, Section 802.01D, states in part that 'the Exchange is not limited by the criteria set forth in this section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.' In view of the fact that the Common Shares of the Company was suspended from trading on the Exchange on February 12, 2007, following the aforementioned merger, the Exchange also considered the appropriateness of the continued listing of the Notes and determined that the Notes are no longer suitable for continued listing on the Exchange. 2. The Exchange, on February 9, 2007, determined that the Notes of the Company should be suspended from trading before the opening of the trading session on February 12, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Notes from listing and registration on the Exchange. 3. Pursuant to the above authorization, a press release was issued on February 9, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on February 12, 2007 of the proposed suspension of trading in the Notes. Similar information was included on the Exchange's website. Trading in the Notes on the Exchange was suspended before the opening of the trading session on February 12, 2007. 4. On February 8, 2007, the Exchange received a letter from the Company advising that it formally waived its right to a hearing relative to the delisting of the stated Notes. 5. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions the Notes were suspended from trading on February 12, 2007.